Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-153356

December 8, 2011

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

On December 4, 2011, InvestmentNews, a weekly newspaper, published an article concerning certain non-traded real estate investment trusts (“REITs”), including Inland Diversified Real Estate Trust, Inc. (the “Company”), the full text of which is reproduced below.

The article was not prepared or reviewed by the Company or any other offering participant prior to its publication, nor was the Company aware of its publication prior to December 5, 2011. InvestmentNews is wholly unaffiliated with the Company, and neither the Company, nor its sponsor, Inland Real Estate Investment Corporation (“IREIC”), nor any of their affiliates, has made any payment or given any consideration to InvestmentNews in connection with the article below or any other matter published by InvestmentNews concerning the Company or any of its affiliates.

The Company has filed with the Securities and Exchange Commission a registration statement on Form S-11 (File No. 333-153356) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). The statements in the article attributed to or derived from Barry L. Lazarus, the president and chief operating officer of the Company, were not intended to qualify any of the information, including the risks factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement.  You should consider statements in the article or contained herein only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into the Registration Statement, including the risks factors described or incorporated by reference therein.

Statements in the article that are not attributed directly to Mr. Lazarus represent the author’s or others’ opinions, and are not endorsed or adopted by the Company. These statements should not be considered in deciding whether to invest in the Company’s common stock.

For purposes of clarification, the Company notes the following:  The article attributes to Mr. Lazarus the statement that other non-traded REITs previously sponsored by IREIC have experienced increases in their capital raises as the termination dates for their offerings approached.  This statement was not intended to imply that the Company will experience an increase in its capital raise as the termination date for its current public “best efforts” offering approaches.  The Company cautions that the prior performance of IREIC’s other programs does not indicate, and should not be relied upon as to, how the Company may perform in the future.

Full Text of InvestmentNews Article

As top nontraded REITs close, doubt over new ones

By Bruce Kelly

December 4, 2011

Fundraising for nontraded real estate investment trusts will see a shake-up next year now that four of this year’s top money-raising REITs have either closed to new investment, or intend to do so in early 2012.

The REITs’ closure will likely open the door for some new nonlisted REITs to capture a share of the $9- billion-a-year market, said consultants and industry executives. But the change in the landscape will be a reminder for broker-dealers and registered representatives to be vigilant about due diligence on the products, executives said.

The sponsors for some of the top money-raisers that are closing have issued or will issue new REITs, and broker-dealers must keep on top of the new funds’ risk profiles, executives and consultants said.

“Most of the sponsors will stage a new program to follow on the heels of the one they’re closing out,” said Anthony Chereso, president of FactRight LLC, a due-diligence consulting firm. “The real question is, just because a firm has been successful in raising a significant amount of capital and is closing, does that same or new investment thesis makes sense in the current market?”

There is no doubt that with the top four REITs closing, a large hole will be left in athe market. Through Sept. 30, the top four fundraisers — American Realty Capital Trust, Cole Credit Property Trust III, Behringer Harvard Multifamily REIT I and CB Richard Ellis Realty Trust — raised more than $3 billion from investors, or almost half the $6.6 billion total, according to research by MTS Research Advisors LLC.

American Realty Capital Trust and Behringer Harvard Multifamily REIT I closed over the summer, while Cole Credit Property Trust III and CB Richard Ellis Property Trust are scheduled to close in the first quarter, said Michael Stubben, president of MTS.

It is incredibly difficult for new nontraded-REIT sponsors to get the attention of independent broker-dealers, Mr. Stubben and other executives said, noting that there is an inherent Catch-22 in the system.

“Many broker-dealers want a nontraded REIT to have $100 million in assets, but REITs can’t raise $100 million without sales from a large broker-dealer,” Mr. Stubben said.

Nicholas Schorsch supports that view.

The leader board is going to change, “but it’s not going to be new REITs” taking over top spots, said Mr. Schorsch, chief executive of American Realty Capital.

“Most REITs raise most money in the last eight to 12 months” they are open for funding, he said. In that pattern, it would be important to watch those funds that approach their end of fundraising next year.

One such nontraded REIT could be the Inland Diversified Real Estate Trust, which had $841 million in invested assets at the end of the third quarter, Mr. Stubben said.

Like a handful of other REIT sponsors with long-term track records, Inland’s fundraising this year has showed more stability than growth, he said.

“It’s going to be interesting, and it’s [more] likely for Inland Diversified to get momentum,” Mr. Stubben said.

The REIT has announced a soft close, meaning it was planning to close next year, he said.

“That sometimes gets urgency [in the marketplace], but they haven’t announced a date, Mr. Stubben said.

“Inland Diversified’s current offering is set to expire in August of 2012 and we have not made plans, at this point, to prepare a follow-on offering,” Barry Lazarus, president and chief operating officer of Inland Diversified Real Estate Trust Inc.

He acknowledged that an increase in fundraising occurs as the REIT gets closer to closing its funding.

“Previous nontraded REITs sponsored by Inland Real Estate Investment Corp. have experienced an increase in their capital raise as the termination date for each offering approached,” Mr. Lazarus said.

One relative newcomer to the nontraded-REIT industry, however, sees room for opportunity in 2012, despite broker-dealers’ pessimism.

“I think you’re definitely seeing a shake-up in terms of the leadership boards, and that creates opportunities,” said R. Ramin Kamfar, chief executive of Bluerock Real Estate LLC.

The firm has about $1 billion in assets and this summer relaunched a nontraded REIT, Bluerock Enhanced Multifamily Trust, using its own, rather than an outside, broker-dealer for the wholesaling.

“You could foresee it happening when we went through the recession because there were going to be [REITs] stuck with legacy issues, and that opens up shelf space for newer firms to have their story told,” Mr. Kamfar said.

The Bluerock REIT has raised more than $10 million so far and has interests in five apartment properties.

“Everybody is a lot more cautious than they were pre-crash, and they’re doing a lot more due diligence, but I don’t think that’s bad,” Mr. Kamfar said. “It’s a good thing for the industry.”

bkelly@investmentnews.com

“I think you’re definitely seeing a shake-up in terms of the leadership boards, and that creates opportunities.”

R. Ramin Kamfar

Chief executive

Bluerock Real Estate

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering.   You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 826-8228.